NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Bankers' Banc Securities, Inc. (the "Company") is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States. The Company is subject to competition from other broker-dealers. The Company is registered with the Securities and Exchange Commission, a member of FINRA, and operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables

Receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. The Company's policy is to not accrue interest on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes that the amount required for such an allowance would not be material to the financial statements.

Concentration of Risk

Throughout the year the Company clears trades for a local broker. This is a normal and recurring activity that is reconciled monthly. At year end, approximately 22.3% of the Company's accounts receivable balance was from this broker.

Goodwill

Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. During 2017 an internal qualitative evaluation was performed and management has determined that no impairment exists as of the date of these financial statements.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at fair value, and securities not readily marketable are valued at fair value as determined by management. Securities owned by the Company are considered to be trading securities due to the nature of the Company's business.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

> Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

> Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

> Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

The valuation methods used for financial assets and liabilities recorded at fair value are as follows:

Trading Securities: Trading securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company does not have any securities that are valued with Level 3 inputs.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from five to fifteen years for building improvements, from one to ten years for furniture and fixtures, and from one to five years for computer equipment and software.

Revenue Recognition

The Company recognizes brokerage income and other fees when earned. The Company recognizes revenue earned from transactions executed on behalf of its customers at the trade date. Similarly, the Company's liability to its employee brokers for commissions payable, if any, related to those trades are recognized concurrent with the recognition of revenue from the trades period.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Midwest Independent Bancshares, Inc. ("MIB") with Bankers' Bank Investment Services, LLC being majority-owned by MIB. It is not subject to federal or state income tax examinations for taxable years prior to 2014. Federal and state income taxes are calculated as if the Company filed on a separate basis.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the provision of the accounting standards for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company has no material tax positions at December 31, 2017 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest on penalties at December 31, 2017.

Advertising Costs

Advertising costs are expensed in the year incurred. Advertising costs totaled $34,749 for the year ended December 31, 2017.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2018, the date the financial statements were issued. On February 23, 2018, the Company paid a dividend of $250,000 to the Parent.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases". From the lessee's perspective, the new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for a lessee. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the pending adoption.

NOTE 2   DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3   SECURITIES OWNED, AT FAIR VALUE

Marketable securities owned consist primarily of state and political subdivisions debt instruments carried at fair value, as follows at December 31, 2017:

	Owned
State and Political Subdivisions Debt Instruments	$ 12,213,401
Mortgage-Backed Securities	900
Certificates of Deposit	2,545,395
	$ 14,759,696

NOTE 4   FIXED ASSETS

Fixed assets consist of the following at December 31, 2017:

Building Improvements	$ 91,280
Furniture and Fixtures	5,969
Computer Equipment and Software	78,666
Fixed Assets, at Cost	175,915
Less - Accumulated Depreciation	(149,546)
Fixed Assets, Net	$ 26,369

Depreciation charged to expense was $28,967 for the year ended December 31, 2017.

NOTE 5   PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2017 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2017 was $8,948,100.

NOTE 6   INCOME TAXES

The provision for income taxes for the year ended December 31, 2017 consists of the following:

Current Income Tax Expense	$ 107,216
Deferred Income Tax Expense	29,071
Total	$ 136,287

NOTE 6   INCOME TAXES (CONTINUED)

On December 22, 2017, H.R.1, formally known as the "Tax Cuts and Jobs Act" was enacted into law by the President of the United States. This new tax legislation, among other changes, reduces the Federal corporate tax rate from 35% to 21% effective January 1, 2018. Under generally accepted accounting principles, a company's deferred tax assets and liabilities are required to be re-measured during the period in which the new tax legislation is enacted.

The Company projected a net deferred tax liability at December 31, 2017 of $10,276 and re-measured the deferred tax position as required. This re-measurement resulted in a net tax benefit of $11,713 and a resulting year-end net deferred tax benefit of $1,437.

The provision for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

Expected Tax Provision at a 34% Rate	$ 320,279
State and local taxes - net	16,141
Life Insurance	10,744
Life Insurance Proceeds	(195,559)
Nondeductible Meals and Entertainment	31,800
Nondeductible Club Dues	8,999
Income from Tax-Exempt Securities	(43,219)
Deferred Tax Re-measurement Impact	(11,713)
Other	(1,185)
Total	$ 136,287

The deferred tax benefit in the accompanying balance sheet is predominately related to the book to tax differences in prepaid expenses and depreciation, and alternative minimum tax carryforwards.

NOTE 7   EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. Employer contributions charged to expense were $160,810 for the year ended December 31, 2017.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% ($109,258 at December 31, 2017) of aggregate indebtedness. As of December 31, 2017, the Company had net capital, as defined, of $4,066,661, which exceeded the minimum requirements of $109,258. Also, as defined by Rule 15c3-1, the percentage of aggregate indebtedness to net capital for the Company may not exceed 1500 percent. As of December 31, 2017, the percentage of aggregate indebtedness to net capital for the Company was 40.30 percent.

NOTE 9   RELATED PARTY TRANSACTIONS

The Parent and the Company have a formal operating and services agreement whereby the parties share employees.   The cost reimbursed to the Parent under this agreement is calculated based on actual employee specific costs for those employees of the Parent that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company. The Company reimburses the Parent for these expenses on a quarterly basis, and total reimbursements for 2017 were $241,428.

NOTE 10   OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2017 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of the counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair counterparty's ability to satisfy its obligations to the Company.

NOTE 11   FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements. The following table presents the balances, by category, of the financial assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
State and Political Subdivisions				
Debt Instruments	$ -	$ 12,213,401	$ -	$ 12,213,401
Mortgage-Backed Securities	-	900	-	900
Certificates of Deposit	-	2,545,395	-	2,545,395
	$ -	$ 14,759,696	$ -	$ 14,759,696

NOTE 12   OPERATING LEASES

The Company has entered into operating leases for office space in St. Louis, Missouri through October 2022, Overland Park, Kansas through December 2020, and Lincoln, Nebraska through May 2022. Rent expense for the year ended December 31, 2017 was $193,070. As of December 31, 2017, the future minimum rental payments under these leases are as follows:

2018	$	201,350
2019		203,128
2020		204,918
2021		143,839
2022		113,705
Total	$	866,940